Exhibit 99.1

Sinovac Announces Director Appointment

BEIJING, March 29, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, announced today the appointment of Mr. Meng Mei as an independent director to fill the vacancy created by the resignation of Ms. Chup Hung Mok.  Mr. Mei has also been appointed as the chairman of Sinovac's compensation committee, and a member of its audit committee and nominating and corporate governance committee. Mr. Mei's appointment enables Sinovac to comply with NASDAQ Listing Rule 5605 requirement that its audit committee consist of at least three independent directors.

Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies.  He has been the Director of the science park's Development Center since inception.  Mr. Mei is the Chairman of TusPark Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark.  TusPark is also involved in venture capital investments in China.  Mr. Mei sits on the judging expert panel of China's National Science & Technology Award.  He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur.  Mr. Mei holds a bachelor's degree in Automation from Tsinghua University.

"The Board is honored to welcome Mr. Mei as an independent director of the Company," stated Dr. Weidong Yin, Chairman and CEO.  "His wealth of experience in general business management and investment as well as his access to a network of local resources among businesses and governments will be invaluable to the strategic growth of Sinovac and we believe that he will make significant contributions to the Company."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu) as well as animal rabies vaccine for canines.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured for the Chinese Central Government pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac has been developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot & mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella, etc.  Sinovac sells its vaccines mainly in China and is exporting selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email: vaguiar@theruthgroup.com